UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-31249

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thornburg Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2300 N Ridgetop Rd
(No. and Street)

Santa Fe	NM	87506
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nimish S. Bhatt	505-467-5122	nbhatt@thornburg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1601 Wewatta Street	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nimish S. Bhatt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thornburg Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FRANCISCO ANTONIO ESPINOSA
Notary Public
State of New Mexico
Comm. # 1112542
My Comm. Exp. Jun 29, 2027

Signature: Nimish Bhatt

Title: Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THORNBURG SECURITIES LLC
SEC 8-31249

Financial Statements and Supplemental Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

and

Report of Independent Registered Public Accounting Firm required by PCAOB Release No. 2011-004 on Exemption Report Required by SEC Release No. 34-70073 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3. This is a confidential report.

THORNBURG SECURITIES LLC
Notes to Financial Statements
December 31, 2023

Table of Contents

Deloitte & Touche LLP
1601 Wewatta Street, Suite 400
Denver, CO 80202-6479
USA

Tel: +1 303 292 5400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Thornburg Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornburg Securities LLC (the "Company") as of December 31, 2023 and the related statements of operations, changes in member's equity, cash flows, and changes in subordinated borrowings for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules h, j, and m (collectively the "supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 20, 2024
We have served as the Company's auditor since 2022.

THORNBURG SECURITIES LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	3,054,989
Investment, at fair value (cost of $1,692,241)		1,589,754
Receivables:		
12b-1 fees		62,376
Other		23,233
Deferred sales commissions		475,740
Prepaid expenses		261,481
Other assets		3,300
Total Assets	$	**5,470,873**
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,120,075
Subordinated borrowings		1,750,000
Total Liabilities	$	**2,870,075**
Member's Equity:	$	**2,600,798**

See accompanying notes to financial statements.

THORNBURG SECURITIES LLC

Statement of Operations

Year ended December 31, 2023

Revenues:		
Distribution commissions	$	354,811
12b-1 fees		1,182,614
Marketing reimbursement		19,595,043
Other income		156,037
Total revenues	$	**21,288,505**
Expenses:		
Employee compensation and benefits	$	15,584,591
Distribution expenses		938,305
Marketing and sales promotion		599,475
General and administrative		3,212,900
Other expense		241,024
Total expenses	$	**20,576,295**
Net income	$	**712,210**

See accompanying notes to financial statements.

THORNBURG SECURITIES LLC
Statement of Changes in Member's Equity

		Common stock		Additional paid-in capital	Retained earnings	Treasury stock	Total member's equity
		Class A	Class B				
Balances at December 31, 2022	$	2,500	1,500	1,152,153	783,289	(50,854)	1,888,588
Net income		—	—	—	712,210	—	712,210
Conversion from Corporation to LLC		(2,500)	(1,500)	1,448,645	(1,495,499)	50,854	—
Balances at December 31, 2023	$	—	—	2,600,798	—	—	2,600,798

See accompanying notes to financial statements.

THORNBURG SECURITIES LLC
Statement of Cash Flows
Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	712,210
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation		5,455
Unrealized gain on investment		(21,757)
Amortization of deferred sales commissions		905,630
Change in assets and liabilities:		
12b-1 fees receivable		(33,459)
Due to/from related parties		217,014
Other receivables		(6,593)
Deferred sales commissions		(979,172)
Prepaid expenses		16,757
Other assets		5,970
Accounts payable and accrued expenses		(82,184)
Net cash flows provided by operating activities		**739,871**
Cash flows from investing activities:		
Purchases of investments		(38,444)
Net cash flows used in investing activities		(38,444)
Net increase in cash and cash equivalents		**701,427**
Cash and cash equivalents, beginning of year		2,353,562
Cash and cash equivalents, end of year	$	**3,054,989**

See accompanying notes to financial statements.

THORNBURG SECURITIES LLC
Statement of Changes in Subordinated Borrowings
Year ended December 31, 2023

Subordinated borrowings at December 31, 2022	$	**1,750,000**
Increases:		
Issuance of subordinated notes		—
Subordinated borrowings at December 31, 2023	$	**1,750,000**

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities LLC (the "Company"), a Delaware company, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust. The Company is a wholly owned subsidiary of Thornburg Investment Management Inc. (TIM).

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Sources of revenue for the Company (not including marketing reimbursements; see note 3) are distribution commissions and 12b-1 distribution and servicing fees. Pursuant to the Second Restated Distribution Agreement (the "Distribution Agreement") between Thornburg Investment Trust (the "Trust") and the Company, the Company acts as a principal underwriter of each of the Thornburg funds within the Trust ("Fund" or "Funds"). As principal underwriter, the Company is authorized to provide or to obtain from other persons certain distribution-related and shareholder servicing-related services, all subject to the terms of a distribution plan (the "Distribution Plan") and a service plan (the "Service Plan") adopted by the Trust. Pursuant to the Distribution Plan, the Service Plan, and the Distribution Agreement, each Fund pays an annual 12b-1 fee to the Company, or to such persons as the Company may direct, in exchange for those distribution-related and shareholder servicing-related services. In the first year after Fund shares are purchased by an investor, the Company receives the applicable 12b-1 fees for providing distribution-related services to the account, including paying commissions and other distribution expenses incurred on those new assets under management. Following year one after the Fund shares are purchased, the 12b-1 fees are remitted directly from the Trust to third party intermediaries who perform shareholder servicing and distribution-related services on behalf of the Trust.

The Company's revenues from distribution commissions, 12b-1 distribution and servicing fees and marketing reimbursements are dependent upon future marketing and sales of the Thornburg family of mutual funds.

On December 31, 2023, the prior issued and outstanding shares of capital stock of the Company's predecessor entity were surrendered and converted into membership interests in the Company which are wholly owned by TIM. See Note 9 for additional information on this conversion.

(b) Investment Securities

The Company's only investment is shares of Thornburg New Mexico Intermediate Municipal Fund, an affiliate which is an open ended mutual fund, is stated at fair value, and unrealized gains or losses are recognized in other income in the statement of operations using the specific-identification method. Interest and dividend income is recorded as earned.

(c) Income Taxes

The Company is treated as a disregarded entity for tax purposes whereby the income or loss of the Company is reflected in the income or loss of the parent company, TIM. Accordingly, the financial statements do not reflect federal or state income taxes. The Company has not recorded any provisions for uncertain tax positions and no interest or penalties have been accrued.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents. The Company maintains cash and cash equivalents with a financial institution that exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company invests cash in large, well known financial institutions and believes that no significant concentration of credit risk exists with respect to cash and cash equivalents.

(e) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are recorded as deferred sales commissions and amortized over the period in which they will be recovered from distributor commissions and/or contingent deferred sales charges, which is currently one year.

(f) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(g) Fair Value Measurements

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification Topic 820, *Fair Value Measurements* (ASC Topic 820), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The Company had only Level 1 assets that included its investment in Thornburg New Mexico Intermediate Municipal Fund at December 31, 2023.

(2) Revenue Recognition

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services (the transaction price). The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct. For certain revenues, consideration for the Company's services is in the form of variable consideration because the amount of fees is subject to market conditions that are outside of the Company's influence. The Company includes variable consideration as part of its transaction price when it is no longer probable of significant reversal, i.e. when the associated uncertainty is resolved.

The Company serves as the primary underwriter and distributor to the mutual funds managed by TIM and receives fees from the funds for the services of selling fund shares and providing distribution services to the funds. The Company recognizes the upfront sales commissions (distribution commissions) for front-end load funds on a trade date basis when the services are performed and the amount the Company is entitled to is known.

The Company accounts for fund distribution services and shareholder servicing (12b-1 fees) as distinct performance obligations, because customers can benefit from each service individually and because the services are separately identifiable (that is, the nature of the promised services is to transfer each service individually). Fund distribution service fees are satisfied at a point in time (trade date) but are paid overtime. These fees are variable as they are dependent upon net asset values of the funds and investor activities in periods after the trade date. Due to this constraint, the Company recognizes fund distribution service fees when the net asset values of the funds are known. Consequently, distribution fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods. The shareholder services performance obligation is considered to be a series of distinct services that are substantially the same and are satisfied daily. Fees for these services are recognized over time as the services are performed. The Company contracts with third parties for various fund distribution services and shareholder servicing of certain funds to be performed on its behalf. These arrangements are generally priced as a portion of the fee paid to the Company by the fund or as an agreed-upon percentage of net asset value. The Company has assigned its rights and responsibilities related to these distribution and servicing fees to the respective third parties. As a result, these fees are not recorded as revenue by the Company.

If shares are redeemed prior to one year from the purchase date, they are subject to a contingent deferred sales charge that replaces the fees that would have been earned from the 12b-1 fees. The fee income is recognized in 12b-1 fees in the statement of operations when received. The deferred sales charges were $32,634 for the year ended December 31, 2023.

The Company provides marketing and related services to TIM. The Company receives compensation from TIM in exchange for the services provided. The compensation received is comprised of $40,000 per month until July 2023 and $75,000 from August to December 2023, for identifiable marketing services performed by the Company for TIM, and reimbursement of actual expenses incurred by the Company in the performance of the marketing and related services. The marketing support and related services performance obligation is considered to be a series of distinct services that are substantially the same and are satisfied daily. Fees for these services are recognized over time as the services are performed. These fees are presented as marketing reimbursement in the Company's statement of operations.

(3) Transactions with Related Parties

The Thornburg family of mutual funds was organized and formed by TIM. TIM is an affiliate of the Company and is wholly owned by TIM. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. The amount reimbursed to the Company under this agreement was $19,595,043 for the year ended December 31, 2023.

The Company has an agreement with TIM regarding allocation of certain shared expenses. In general, each shared expense item will be allocated between the Company and TIM on the basis of the relative number of employees employed by each entity. The Company and TIM agreed that the Corporate Finance department or person authorized to approve a purchase order request, as appropriate, may determine a different allocation methodology for some or all shared expense items, provided that there is a reasonable basis for any such determination. The cost of shared expenses was $8,699,073 for the year ended December 31, 2023 and is included in various accounts in the accompanying statement of operations.

On November 1, 2016, the Company entered into a subordinated loan agreement with TIM for $1,750,000. See note 8.

The Company's corporate headquarters is owned by Ridgetop Road LLC (Ridgetop Road), which is a wholly owned subsidiary of TIM. The rent paid to TIM and subsequently passed on to Ridgetop Road was $428,953 for the year ended December 31, 2023 (included in the cost of the shared expenses total disclosed above). During the year ended December 31, 2023, the Company earned $38,444 in interest income and incurred $21,757 unrealized gain from investment in Thornburg New Mexico Intermediate Municipal Fund, which are included in other income in the statement of operations.

(4) Profit Sharing and 401(k) Plan

The Company sponsors a profit-sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2023, the Company incurred profit sharing contribution expense of $730,497 on behalf of its employees which are included in accounts payable and accrued expense at December 31, 2023. Under the provisions of the plan, participants begin vesting in benefits after two years of service and are fully vested upon completion of six years of service.

The Company has a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all Company non-elective contributions as well as all personal deferrals. Company 401(k) contributions were $259,018 for 2023.

(5) Deferred Compensation

The Company has adopted a deferred compensation plan (the Plan). The Plan includes a cash payment option with a vesting period of three years, payable in three annual installments on December 31, after the award year, provided, however, that the employee remains continuously employed by the Company through the payment date. During 2023, the total deferred compensation award amount was $760,500, which will be recognized as expense over the future vesting periods.

(6) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6⅔% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had excess net capital of $3,313,385 and had aggregate indebtedness to net capital ratio of 0.33 to 1 at December 31, 2023.

(7) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

(8) Subordinated Borrowings

The Company has a $1,750,000 subordinated loan agreement with TIM. The loan matures on October 31, 2026, carries an interest rate of 4.25% and was approved by FINRA. Interest expense recorded during 2023 was $74,376 and $55,782 was recorded as accrued interest as of December 31, 2023. Under this agreement, the Company has irrevocably agreed that the obligations of the Company with respect to the payment of principal are fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company. Under the terms of the agreement, the amounts due under the loan would be suspended if certain net capital requirements are not met. Subsequent to one year from the effective date of the agreement and with prior written approval of FINRA, the Company may, at its option, make a payment of all or any portion of the outstanding principal balance prior to the scheduled maturity date. TIM can also accelerate the payment of the outstanding principal of the loan provided six months' notice is provided and approval by FINRA is provided. As a result of the above terms, the subordinated loan meets the requirements to be included as an addition to net capital under the Company's net capital computation (see note 6).

(9) Sale of Company to Affiliate

On December 28, 2023, Thornburg Securities Corporation (the "Corporation"), converted into a limited liability company, Thornburg Securities LLC. Thereafter, on December 31, 2023, TIM acquired 100 percent of the 3,880 units of the Company for $2,474,216. No assets were disposed of during the transactions and the Company units were purchased at carrying value.

(10) Subsequent Events

The Company has evaluated subsequent events for adjustments to or disclosure in the Company's financial statements through the date of this report, and the Company has not identified any recordable or disclosable events, not otherwise reported in the financial statements or the notes thereto.

THORNBURG SECURITIES LLC

Schedule (h): Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2023

Net capital:		
Total membership interest per the accompanying financial statements	$	2,600,798
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,750,000
Total capital and allowable subordinated liabilities		4,350,798
Deduct:		
Assets which are not readily convertible into cash		(826,130)
Haircuts on money market funds and investment securities		(111,283)
Net capital		3,413,385
Minimum net capital required		100,000
Excess net capital	$	3,313,385
Aggregate indebtedness – accounts payable and accrued expenses	$	1,120,075
Ratio of aggregate indebtedness to net capital		0.33
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	%	40.22

The above computation of net capital agrees with the computation of the Company on the FOCUS Form X 17A 5, Part IIA, as of December 31, 2023, filed by the Company on January 24, 2024.

THORNBURG SECURITIES LLC

Schedule (j): Computation for Determination of Customer Account Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2023

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to acting as mutual fund distributor, mutual fund retailer, and placement agent for unregistered offerings of an affiliated Investor Advisor.

THORNBURG SECURITIES LLC

Schedule (m): Information Relating to the Possession or Control Requirements for Broker and Dealers Pursuant to Rule15c3-3 Under the Securities Exchange Act of 1934

December 31, 2023

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to acting as mutual fund distributor, mutual fund retailer, and placement agent for unregistered offerings of an affiliated Investor Advisor.

Deloitte & Touche LLP
1601 Wewatta Street, Suite 400
Denver, CO 80202-6479
USA

Tel: +1 303 292 5400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Thornburg Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which Thornburg Securities LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2023, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 20, 2024

Thornburg Securities LLC's
Exemption Report

Thornburg Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers & dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing its Exemption Report for the year ended December 31, 2023 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to acting as mutual fund distributor, mutual fund retailer, and placement agent for unregistered offerings of an affiliated Investor Advisor, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Thornburg Securities LLC
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Thornburg Securities LLC

By: Nimish Bhatt
Title: Financial Operations Principal

February 20, 2024